Exhibit 99.83

SCOTT WILSON RPA	www.rpacan.com
www.scottwilson.com

Suite 501
55 University Avenue
P.O. Box 55
Toronto, Ontario M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
CONSENT OF EXPERT
FILED BY SEDAR
October 13, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

Re:	Blue Pearl Mining Ltd.
Final Short Form Prospectus dated October 13, 2006 (the “Prospectus”)

Pursuant to Section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed as the consent of William E. Roscoe, P. Eng., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. to (a) being named in the Prospectus, and (b) the inclusion of a summary of the technical report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” dated July 31, 2006 (the “Report”) in the Prospectus.
I hereby confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.
Sincerely,
William E. Roscoe, P. Eng.
Consulting Geologist
Scott Wilson Roscoe Postle Associates Inc.